August 26, 2024

Dominic Bardos
Chief Financial Officer
Shoals Technologies Group, Inc.
1400 Shoals Way
Portland, Tennessee 37148

       Re: Shoals Technologies Group, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 28, 2024
           File No. 001-39942
Dear Dominic Bardos:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing